March 23, 2006

Room 4561
via fax (408) 220-2394

Brian M. NeSmith
President, CEO and Director
Blue Coat Systems, Inc.
650 Almanor Avenue
Sunnyvale, CA 94085

Re: Blue Coat Systems, Inc.
 Form 10-K for Fiscal Year Ended April 30, 2005
 Filed July 14, 2005
 Form 8-K Filed January 4, 2006
 File No. 000-28139

Dear Mr. NeSmith:

We have completed our review of your Form 10-K for the year ended
April 30, 2005 and have no further comments at this time.

Very truly yours,

     Kathleen Collins
      Accounting Branch Chief
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